SENMIAO TECHNOLOGY LIMITED

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu

Sichuan, People's Republic of China 610000

February 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Michael Clampitt, Staff Attorney

Re:	Senmiao Technology Limited

Amendment No. 4 to Registration Statement on Form S-1

Filed February 13, 2018

File No. 333-221225

Dear Mr. Clampitt:

Senmiao Technology Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 15, 2018 regarding Amendment No.4 to Registration Statement on Form S-1 previously filed on January 30, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in Amendment No.5 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed contemporaneously with the submission of this letter.

Summary

Corporate History and Structure, page 2

1.	With reference to Item 3 in the Yuan Tai Law Office exhibit (Exhibit 5.2), please revise to disclose the substance of the paragraph and clarify what consideration has not been paid and the amounts due at March 31, 2018.

In response to the Staff’s comment, we have revised our disclosure on pages 2 and 73 of the Amended Registration Statement.

2.	In addition, disclose the information in paragraph 2.1 of the Exclusive Business Cooperation Agreement and clarify the expected impact of possible future dividends and net income of the Company.

Following discussions with the Staff and our legal counsel, we understand that the Staff has withdrawn this comment.

Exhibit 5.1

3.	Please revise and refile the Exhibit to also opine on the warrants being registered. See Staff Legal Bulletin 19 and Section IIB.1.f.

In response to the Staff’s comment, our counsel has revised and refiled Exhibit 5.1 with the Amended Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Richard I. Anslow at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Xi Wen
Xi Wen, Chairman, President and Secretary

cc:	Ellenoff Grossman & Schole LLP

Schiff Hardin LLP